

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

October 1, 2015

Mu Chun Lin
Chief Executive Officer
China Soar Information Technology, Inc.
12 Harcourt Road, Bank of America Tower, Suite 1308
Central, Hong Kong

> **Re:** **China Soar Information Technology, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 3, 2015**
> **File No. 333-206754**
>
> **Current Report on Form 8-K**
> **Filed August 31, 2015**
> **File No. 000-55026**

Dear Mr. Mu Chin Lin:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 8-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Cover Page, page 3

1. We note your disclosure that you may utilize the services of a crowdfunding intermediary. The Commission has not adopted final crowdfunding rules. Additionally, it does not appear that you are eligible to conduct an offering under Section 4(a)(6) of the

Securities Act, and the definition of funding portal is limited to persons acting as intermediaries in transactions under Section 4(a)(6). Please provide us with your analysis as to how you plan to utilize a crowdfunding intermediary and your eligibility to do so, or remove this disclosure throughout your prospectus. Please refer to SEC Release No. 33-9470.

2. We note your disclosure that your Chief Executive Officer, Mu Chun Lin, is an underwriter and that the selling stockholders, including Mu Chun Lin, may sell their shares at prevailing market prices or at privately negotiated prices at such time as the shares are quoted on the "Over the Counter Marketplace" or OTC Bulletin Board. Please revise your prospectus to state that Mu Chun Lin is required to sell his personal shares at a fixed price for the duration of the offering, and remove any reference to the ability of Mu Chun Lin to offer his personal shares at prevailing market prices or at privately negotiated prices. Because you have named Mr. Lin as an underwriter and because he is your sole officer and director and holds a significant amount of your securities, it appears that these securities are being offered on your behalf. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of Regulation C, even if your shares are quoted on the Over The Counter Marketplace or OTC Bulletin Board.

Selling Shareholders, page 20

3. Please disclose the natural person or persons or public company that exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by Constant Profit International LTD and Sheenmax LTD. For guidance, please consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located on our website at www.sec.gov.

4. If any of the selling security holders is a broker-dealer or an affiliate of a broker-dealer, please state that the selling security holder is an underwriter. If any selling security holder is an affiliate of a broker-dealer, please state whether the selling security holder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling security holder is unable to provide these representations, then the prospectus should state that the selling security holder is an underwriter.

Item 15. Recent Sales of Unregistered Securities, page 29

5. We note your sale of 55,000,000 shares of common stock to 40 Chinese shareholders. Please provide the information required by Item 701 of Regulation S-K, including the name of the persons or the class of persons to whom the securities were sold, and the amount of consideration paid by each of those persons.

Form 8-K filed August 31, 2015

6. Please amend your Form 8-K filed August 31, 2015 to include the financial statements required by Item 2.01(f) of Form 8-K and Item 13 of Form 10. In the alternative, please acknowledge that the transaction described in the Form 8-K was not an event reportable under Item 2.01, and amend the Form 8-K accordingly to reflect the nature of the transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Act of 1933, all applicable Securities Act rules, the Securities Exchange Act of 1934 and/or all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comments on the Form 8-K, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 if you have questions regarding any other comments.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Tom DeNunzio
        V Financial Group, LLC